UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of  10 September, 2010

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For immediate release	10th September 2010

AIB agrees to sell its Polish interests for €3.1 billion

The Board of Directors of Allied Irish Banks, p.l.c. ("AIB") [NYSE: AIB] today announces that it has agreed to sell its interests in Poland for a total consideration of approximately €3.1 billion. This represents the sale of its entire shareholding in Bank Zachodni WBK S.A. ("BZWBK"), comprising 51,413,790 shares, representing approximately 70.36% of BZWBK's issued share capital, and its 50% shareholding in BZWBK AIB Asset Management S.A. ("BZWBK AIB A.M.") to Banco Santander S.A. ("Santander") (the "Proposed Disposal"). The price that Santander has agreed to pay AIB for its shares in BZWBK is PLN11.67 billion (or approximately €2.9 billion*). Santander has also agreed to pay €150 million for AIB's stake in BZWBK AIB A.M. and therefore AIB will realise total proceeds from the sales of these assets of €3,088 million.

The acquisition will be carried out through a public tender offer for 100% of the capital of BZ WBK addressed to all shareholders, in which AIB will tender all of its shares. Completion of the Proposed Disposal is subject to obtaining certain regulatory approvals and obtaining AIB shareholder approval. The sale of AIB's shares in BZWBK is not conditional on acceptance of the tender offer by other BZWBK shareholders.

The Proposed Disposal is part of AIB's capital raising initiatives as announced on 30 March 2010, and will generate c. €2.5bn of equivalent equity tier 1 capital towards meeting AIB's Prudential Capital Assessment Review requirement set by the Irish Financial Regulator. The cash proceeds will be used as an additional source of liquidity to support AIB's business activities.

AIB Group Managing Director Colm Doherty said "We are very pleased to announce the sale of our Polish interests today at the price achieved. This sale will generate significant capital for AIB and represents the first step of our recapitalisation plan that was set out in March. The Board believes that the Proposed Disposal is in the best interests of AIB and unanimously recommends that Shareholders vote in favour of the Proposed Disposal. We continue to make good progress on other elements of the recapitalisation plan and will make further announcements in due course."

A break fee of €7.5 million will become payable in the event that AIB shareholders do not approve the disposal resolution at an Extraordinary General Meeting to be convened to approve the Proposed Disposal.

AIB has granted Santander certain exclusivity rights (which include a non-solicit and a commitment from AIB not to negotiate with, or sell its shares to, a third party) for a period of seven months from the date of the Extraordinary General Meeting to be convened to approve the Proposed Disposal.

A shareholder circular ("Circular") setting out the reasons for and background to the Proposed Disposal will be made available to AIB shareholders in due course.

Information on Bank Zachodni WBK and BZ WBK AIB Asset Management

BZWBK is a Warsaw Stock Exchange listed bank and is Poland's third largest bank by branches and profits, fifth largest bank by loans and fourth largest by total equity. It provides a full range of financial services for retail customers, small and medium-sized enterprises and corporate customers. Apart from core banking facilities, BZWBK provides insurance services, trade finance, transactions in the capital, foreign exchange, derivatives and money markets. Brokerage services, mutual funds, asset management, leasing and factoring products are delivered to customers through subsidiaries with the extensive use of BZWBK's distribution network. A wide variety of bank assurance products are offered to customers in co-operation with the two joint ventures (a general and life insurance company) established in 2008 with Aviva plc. As at 30 June 2010 BZWBK reported consolidated total assets of PLN53.6 billion, customer accounts of PLN41.3 billion, shareholders' equity (excluding non-controlling interests) of PLN6.1 billion and profit of PLN0.5 billion in the 6 months to June 2010.

BZWBK AIB A.M. is an asset manager based in Poland. AIB (through its wholly owned subsidiary, AIB Capital Markets, p.l.c.) has a 50 per cent shareholding in BZWBK AIB A.M. with the remaining 50 per cent owned by BZWBK. BZWBK exercises operational control over BZWBK AIB A.M. As at 30 June 2010, BZWBK AIB A.M. had PLN11.8 billion of assets under management.

AIB entered the Polish market in 1995, when it acquired a non-controlling interest in Wielkopolski Bank Kredytowy S.A. In 2001, Wielkopolski Bank Kredytowy S.A. merged with Bank Zachodni S.A. to form BZWBK, following which AIB held a 70.5 per cent. interest in the newly-merged entity. AIB's interest in BZWBK decreased to its current holding of approximately 70.36 per cent. when BZWBK's share capital was increased in 2009.

2. Financial information

The financial information for BZWBK and BZWBK AIB A.M. prepared by AIB as at 30 June 2010 in accordance with International Financial Reporting Standards (IFRS).

30 June 2010	€ million
Profit before tax	174
Profit after tax	132
Profit after tax attributable to non-controlling interests	35
Total assets	13,925
Carrying value of investments	1,533
Non-controlling interests	447

Notes:

* converted at rate of PLN3.971 to €1

Morgan Stanley & Co. Limited and AIB Corporate Finance Limited are acting as joint financial advisors in connection with the Proposed Disposal. In addition Morgan Stanley & Co. Limited and Morgan Stanley & Co. International plc are acting as sponsor and corporate broker, respectively, in connection with the Proposed Disposal.

-ENDS-

For further information please contact:-

Alan Kelly	Catherine Burke
General Manager, Corporate Services	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

This is not a circular or an equivalent document. Please read the whole of the Circular, in particular the risk factors set out in the Circular. You should not rely on any key or summarized information as set out in this announcement.

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The contents of this announcement should not be construed as legal, business, financial, tax, investment or other professional advice.

Morgan Stanley & Co. Limited is acting as financial adviser and sponsor and Morgan Stanley & Co. International plc (together with Morgan Stanley & Co. Limited, "Morgan Stanley") is acting as corporate broker, in each such case to AIB in relation to the Proposed Disposal. Morgan Stanley is acting exclusively for AIB and no one else in connection with the Proposed Disposal and will not regard any other person (whether or not a recipient of this announcement) as its client in relation to the Proposed Disposal and will not be responsible to anyone other than AIB for providing the protections afforded to its clients or for providing advice in relation to the Proposed Disposal or any other matter referred to in this announcement.

AIB Corporate Finance Limited ("AIB Corporate Finance") is acting as financial adviser to AIB in relation to the Proposed Disposal. AIB Corporate Finance is acting exclusively for AIB and no one else in connection with the Proposed Disposal and will not regard any other person (whether or not a recipient of this announcement) as its client in relation to the Proposed Disposal and will not be responsible to anyone other than AIB for providing the protections afforded to its clients or for providing advice in relation to the Proposed Disposal or any other matter referred to in this announcement.

Apart from the responsibilities and liabilities, if any, which may be imposed on Morgan Stanley or AIB Corporate Finance by the Listing Rules, neither Morgan Stanley nor AIB Corporate Finance accepts any responsibility whatsoever and makes no representation or warranty, express or implied, for the contents of this announcement, including its accuracy, completeness or verification or for any other statement made or purported to be made by AIB, or on AIB's behalf, or by Morgan Stanley or AIB Corporate Finance, or on Morgan Stanley's or AIB Corporate Finance's behalf, in connection with the Proposed Disposal, and nothing in this announcement is or shall be relied upon as a promise or representation in this respect, whether as to the past or future. Each of Morgan Stanley and AIB Corporate Finance accordingly disclaims to the fullest extent permitted by law and under the Listing Rules all and any responsibility and liability, whether arising in tort, contract or otherwise, which it might otherwise have in respect of this document and any such statement.

This announcement contains "forward-looking statements", within the meaning of Section 27A of the US Securities Act of 1933 (as amended) and Section 21E of the US Securities Exchange Act of 1934, as amended, regarding the belief or current expectations of AIB, AIB's Directors and other members of its senior management about AIB's business, and the transaction described in this announcement. Generally, words such as "may", "could", "will", "expect", "intend", "estimate"," anticipate", "believe", "plan", "seek", "continue" or similar expressions identify forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of AIB and are difficult to predict, that may cause actual results to differ materially from any future results or developments expressed or implied from the forward-looking statements.

The forward-looking statements speak only as of the date of this announcement. Except as required by the Financial Regulator, the Irish Stock Exchange, the FSA, the London Stock Exchange plc or applicable law, AIB does not have any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, further events or otherwise. AIB expressly disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained in this announcement or incorporated by reference to reflect any change in AIB's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

 ALLIED IRISH BANKS, p.l.c.
(Registrant)

Date  10 September, 2010

By: ___________________
Maelíosa óHógartaigh
           Acting Chief Financial Officer
  Allied Irish Banks, p.l.c.